                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K




         (Mark One)

         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
         OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1999
                                   -----------------

                                       OR

         [___] TRANSITION REPORT PURSUANT TO SECTION 15(d)
         OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from                 to
                                        ---------------    -----------------

                         Commission file number 1-15213

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN

                            30 West Monroe, Suite 300
                             Chicago, Illinois 60603

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Braun Consulting, Inc
                            30 West Monroe, Suite 300
                             Chicago, Illinois 60603

                              REQUIRED INFORMATION

Item 4. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

FINANCIAL STATEMENTS AND EXHIBIT

(a)  Financial Statements:

     Independent Auditors' Report

     Financial Statements:

          Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998

          Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999

          Notes to Financial Statements

     Supplemental Schedule:

          Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets Held for Investment as of December 31, 1999.

          (Supplemental schedules have been omitted due to the absence of conditions under which they are required.)

(b)  Exhibit

     23 - Consent of Deloitte & Touche LLP


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

                          INDEPENDENT AUDITORS' REPORT

Braun Consulting, Inc.
Braun Consulting, Inc. Retirement
Savings Plan (formerly known as
Braun Consulting, Inc. 401(k) Profit Sharing Plan)
Chicago, Illinois


We have audited the accompanying statements of net assets available for benefits of Braun Consulting, Inc. Retirement Savings Plan (formerly known as Braun Consulting, Inc. 401(k) Profit Sharing Plan) (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Chicago, Illinois
June 9, 2000


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

BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN
(FORMERLY KNOWN AS BRAUN CONSULTING, INC.
401(k) PROFIT SHARING PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                   1999              1998

ASSETS:
  Investments - at fair value                   $4,957,948        $2,247,134

  Receivables:
    Employer contributions                          12,206             9,928
    Employee contributions                          90,316            71,697
                                                ----------        ----------

           Total receivables                       102,522            81,625
                                                ----------        ----------

           Total assets                          5,060,470         2,328,759

LIABILITIES:
  Accrued expenses                                  17,659             1,595
                                                ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS               $5,042,811        $2,327,164
                                                ==========        ==========


                        See notes to financial statements

BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN
(FORMERLY KNOWN AS BRAUN CONSULTING, INC.
401(k) PROFIT SHARING PLAN)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Net appreciation in fair value of investments                   $1,500,125
  Interest income                                                      2,576
  Employer contributions                                             396,774
  Employee contributions                                           1,222,671
                                                                  ----------

           Total additions                                         3,122,146

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Payments to participants                                           390,435
  Administrative expenses                                             16,064
                                                                  ----------

           Total deductions                                          406,499
                                                                  ----------

NET INCREASE                                                       2,715,647

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year              2,327,164
                                                                  ----------

NET ASSETS AVAILABLE FOR BENEFITS - End of year                   $5,042,811
                                                                  ==========


                       See notes to financial statements.

Braun Consulting, Inc. Retirement Savings Plan
(FORMERLY KNOWN AS BRAUN CONSULTING, INC.
401(K) PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of the Braun Consulting, Inc. Retirement Savings Plan (formerly known as Braun Consulting, Inc. 401(k) Profit Sharing Plan) (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan covering all eligible employees of Braun Consulting, Inc. (the "Company"), who have one month of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Administration - The Company appointed a custodian, Charles Schwab & Co., to maintain a separate fund for the Plan, invest contributions, disburse funds to participants and maintain individual members' accounts to which fund assets are allocated. The Company also appointed a plan recordkeeper, Small Parker and Blossom, Inc., to provide recordkeeping services for the Plan. Plan administrative expenses are paid by the Plan.

     Contributions - Participants may contribute up to 15% of their total compensation to the Plan on a pretax basis, subject to certain limitations. The Company matches 25% of the first 5% of compensation that a participant contributes to the Plan. The Company may also make discretionary profit-sharing contributions. There were no discretionary profit-sharing contributions for the year ended December 31, 1999.

     Participants' Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested amount.

     Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants' account balances are vested at a rate of 20% for each full year of continuous service after the first anniversary date and become 100 percent vested after six years of service. Participants terminating prior to being 100% vested forfeit the amount of nonvested benefits. Forfeited amounts are allocated to participants.

     Investment Options - Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers ten mutual funds and one self-directed account as investment options for participants. Under the self-directed account program, participants may invest in a variety of stocks, bonds and mutual funds, including publicly traded Company stock.

     Loan to Participants - Participants may obtain loans from their employee contribution account, which includes before-tax and after-tax contributions, rollovers, and any related earnings thereon. Participants can borrow up to 50% of the value of their employee contribution account not to exceed $50,000, less the highest outstanding loan balance from the previous twelve months. The minimum loan amount is $1,000. The term of the loan can range to a maximum of five years unless the loan is for the purchase of a principal residence, in which case the term can range to a maximum of fifteen years. The loans are secured by the participant's account balance. Interest rates are determined by the Plan's Advisory Committee based on the interest rate commercially reasonable for the geographical region in which the participant lives.

     Benefit Payments - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or periodic installments.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan have been prepared using the accrual method of accounting.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition - Investments in securities and registered investment entities are stated at fair value based on quoted market prices. Loans to participants are valued at amortized cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.   INVESTMENTS EXCEEDING 5% OF NET ASSETS

     The following investments represent 5% or more of the assets of the Plan at December 31, 1999 and 1998:

         Description of Investment                   1999             1998

     Baron Asset Fund                              $ 661,703        $485,407
     Dreyfus Appreciation Fund                       596,055         350,017
     Ivy International Fund                          413,617         254,929
     PBHG Technology & Communication Fund          1,634,907         403,597
     Schwab S&P 500*                                 716,836         276,086
     Third Avenue Value Fund                         346,513         247,982

     *Sponsored by a party-in-interest.

4.   NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

     During 1999, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in value by $1,500,125.

5.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Charles Schwab & Co. Charles Schwab & Co. serves as the Plan's custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to Charles Schwab & Co. for investment management services are included in administrative expenses on the statement of changes in net assets available for benefits for the year ended December 31, 1999.

6.   TERMINATION OF THE PLAN

     Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time for any reason, subject to the provisions of ERISA. Upon termination of the Plan, all participants will become fully vested in their accounts and entitled to a distribution.

7.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a determination letter dated April 7, 1993, indicating that the Plan as then designed was in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since the date of the determination letter. The Plan's management believes that the Plan is currently designed and being operated in compliance with applicable rules and regulations. Therefore, no provision for federal income taxes is required in the accompanying Plan's financial statements.


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

8.   SUBSEQUENT EVENT

     Effective May 1, 2000, the Plan was amended and restated to incorporate the Company's two other 401(k) profit-sharing plans into the Plan. The Plan name changed to Braun Consulting, Inc. Retirement Savings Plan from Braun Consulting, Inc. 401(k) Profit Sharing Plan. In addition, the Plan trustee selected Minnesota Life as the new recordkeeper and custodian for the Plan.

     Subsequent to December 31, 1999, the Plan applied for a determination letter from the Internal Revenue Service for the amended plan.


                                     ******

BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN
(FORMERLY KNOWN AS BRAUN CONSULTING, INC.
401(k) PROFIT SHARING PLAN)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR
INVESTMENT AS OF DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                                            (c)                              (d)
                         (b)                                           Description of                       Fair
                  Identity of Issue                                      Investment                         Value

MUTUAL FUNDS:
  Ivy International Fund                              Registered Investment Entity                          $  413,617
  Baron Asset Fund                                    Registered Investment Entity                             661,703
  PBHG Technology & Communication Fund                Registered Investment Entity                           1,634,907
  Dreyfus Appreciation Fund                           Registered Investment Entity                             596,055
  Third Avenue Value Fund                             Registered Investment Entity                             346,513
  Invesco Balanced Fund                               Registered Investment Entity                             119,685
  Strong Corporate Bond Fund                          Registered Investment Entity                             107,905
  Schwab S&P 500*                                     Registered Investment Entity                             716,836
  Schwab Money Market Fund*                           Registered Investment Entity                               1,198
  Schwab Advantage Money Fund*                        Money Market                                              78,806

SELF-DIRECTED FUND:
  Puma Technology, Inc.                               Common stock                                              62,700
  Concur Technology Inc                               Common stock                                              37,700
  Tellabs, Inc.                                       Common stock                                              33,763
  Dell Computer Corporation                           Common stock                                              10,200
  Meciaplex, Inc.                                     Common stock                                               6,275
  E-Trade Group, Inc.                                 Common stock                                               5,225
  IIS Intelligent Information System                  Common stock                                               5,009
  Webstakes.com, Inc.                                 Common stock                                               3,950
  Retek, Inc.                                         Common stock                                               3,762
  Digital Insight Corporation                         Common stock                                               3,638
  iManage Inc.                                        Common stock                                               3,212
  Wireless Facilities, Inc.                           Common stock                                               2,181
  Rainmaker Systems Inc.                              Common stock                                               2,025
  Money Market Fund                                   Money Market                                              27,237
                                                                                                            ----------

           Total                                                                                             4,884,102

LOAN FUND:
  Participant loans                                   Participant Loans, 6.0%-8.5%,
                                                         maturing in 2000 to 2004                               73,846
                                                                                                            ----------

TOTAL INVESTMENTS                                                                                           $4,957,948
                                                                                                            ==========
*Sponsored by a party-in-interest.
Cost information is not required for participant-directed investments.



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

                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN

                             By:       /s/ Steven J. Braun
                                           Steven J. Braun, Trustee

Date:  June 28, 2000                   /s/ John C. Burke
                                           John C. Burke, Trustee

                                       /s/ Gregory A. Ostendorf
                                           Gregory A. Ostendorf, Trustee


                                       11